PROFILES OF CURRENT DIRECTORS AND CANDIDATES FOR VEON BOARD APRIL 2024 Private and Confidential

The information in this document is the proprietary and confidential information of VEON. © VEON 2019 2 CONTENTS AUGIE FABELA 3 ANDREI GUSEV 4 Rt. Hon. SIR BRANDON LEWIS CBE 5 DUNCAN PERRY 6 MICHAEL POMPEO 7 MICHIEL SOETING 8 KAAN TERZIOĞLU 9

AUGIE FABELA

Independent Director and Chairman of Remuneration and Governance Committee, VEON



Mr. Augie K. Fabela II has been a director of VEON Ltd. since June 2022, recognized as an independent director throughout his term. He previously served as Chairman of the Board of VEON Ltd. from June 2011 to December 2012 and currently holds the title of Chairman Emeritus. Mr. Fabela is also the Founder and Executive Chairman of FastForward.ai. Mr. Fabela is a proven serial entrepreneur, #1 best-selling author, and innovative leader.

Professional experience		
2018 – present	FastForward.ai	Executive Chairman & Founder
2012 – present	Cook County Sheriff's Department	Chief – Special Assistant to Sheriff
2011 – 2023	Village of Winthrop Harbor	Commander – Special Operations/ Homicide Task Force/ Police AirOne | SWAT | Winthrop Harbor Police
1992 – 1996	OJSC VimpelCom	COO

Education		
1987	Stanford University	MA, International Policy Studies
1987	Stanford University	BA, International Relations and Affairs
	Police Academy (NEMRT) and Gateway SWAT Operator School	State of Illinois Certified Law Enforcement Officer | Special Weapons and Tactics Operator

Current and former Board positions	
2018 – present	Executive Chairman, FastForward.ai
2022 – present	Board Director and Member of Remuneration and Governance Committee, VEON
2012 – present	Chairman Emeritus, VimpelCom Ltd./ VEON
2011 – 2012	Chairman of the Board, VimpelCom Ltd. / VEON
2022 – 2011	Chairman Emeritus, OJSC VimpelCom/ VimpelCom Ltd.
1996 – 2002	Chairman of the Board, OJSC VimpelCom

The information in this document is the proprietary and confidential information of VEON. © VEON 2019
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ANDREI GUSEV

L1 Technology, Senior Partner



Mr. Gusev is a senior partner at LetterOne Technology (UK) LLP, joining in 2014, and was a managing director at Altimo from 2013 to 2014. Mr. Gusev was Chief Executive Officer of X5 Retail Group N.V. from 2011 to 2012 and prior to that, served as its director of business development and M&A from 2006 to 2010. From 2001 to 2005, Mr. Gusev served as managing director of the Alfa Group with overall responsibility for investment planning. Prior to that, Mr. Gusev worked at Bain & Company and Deloitte Consulting. Mr. Gusev received an MBA from the Wharton School at the University of Pennsylvania in 2000 and a diploma with honors from the Department of Applied Mathematics and Computer Science at Lomonosov Moscow State University in 1994.

Professional experience		
2014 – present	L1 Technology	Senior Partner
2013 – 2014	Altimo	Managing Director
2011 – 2012	X5 Retail Group N.V.	CEO
2006 –2010	X5 Retail Group N.V.	Director of Business Development and M&A
2001 – 2005	Alfa Group	Managing Director
n/a	Bain & Company	
n/a	Deloitte Consulting	
n/a	A.T. Kearney	

Education		
2000	Wharton School at the University of Pennsylvania	MBA
1994	Lomonosov Moscow State University	Applied Mathematics and Computer Science

Current and former Board positions	
2014 – present	Board Director, VEON

The information in this document is the proprietary and confidential information of VEON. © VEON 2019 4

Rt. Hon. SIR BRANDON LEWIS CBE

Member of Parliament & Former Lord Chancellor & Secretary of State



Experienced policy professional with a background in Government affairs, housing and community services. Skilled in communications planning and development, Public Policy and campaign management including developing digital strategies, Local Government, public and private sector engagement and advocacy. Excellent research skills, including producing reports, briefings and commentaries. Experienced in working with the media, and Policy Analysis. Passionate about working to make a difference in our communities through positive change

Professional experience		
2023 – present	LetterOne	Strategic Advisor
2023 – present	Civitas Investment Management	Strategic Advisor
2023 – present	FM Conway Ltd.	Strategic Advisor
2023 – present	Thakeham	Strategic Advisor
2010 – present	House of Commons	Member of Parliament for Great Yarmouth
2022	Ministry of Justice UK	Lord Chancellor & Secretary of State for Justice
2020 – 2022	Northern Ireland Office	Secretary of State
2019 – 2020	UK Home Office	Minister of State (Security)
2018 – 2019	Cabinet Office	Cabinet Minister without Portfolio
2018 – 2019	The Conservative Party	Chairman of the Conservative Party
2016 – 2018	UK Home Office	– Minister of State (Immigration & International) (2017 – 2018) – Minister of State for Policing & the Fire Service (2016 – 2017)
2012 – 2016	Department for Communities and Local Government	– Minister of State (2014 – 2016) – Parliamentary Under Secretary of State for Communities and Local Government (2012 – 2014)
2001 – 2012	Woodlands Schools	Director

Education		
1997	King's College London	LLM, Law (Commercial)
1996	Inns of Court School of Law	Barrister, Law (the bar)
1996	University of Buckingham	LLB, Law

Current and former Board positions	
2023 – present	Non-Executive Director, Woodlands Schools

The information in this document is the proprietary and confidential information of VEON. © VEON 2019

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DUNCAN PERRY

Senior Legal Advisor



Duncan Perry is a lawyer with 30 years of legal experience and has been a senior legal adviser at the international investment firm LetterOne since July 2023. Prior to this Mr Perry was a General Counsel and entrepreneur for 10 years, involved in a number of diverse projects, including being a founding team member and director of the UK regulated FinTech bank Kroo. Mr Perry was Global General Counsel at Barclays Wealth for seven years, where he was a member of the Barclays Wealth executive committee and responsible for legal and compliance risk across 24 jurisdictions. At Barclays he was a member of a number of committees, including being the chair of the Risk and Reputation Committee. Mr Perry also previously had roles including European COO and General Counsel of the hedge fund Amaranth and European Head of Compliance (FIRC) at UBS Investment Bank, where he was also Global legal head of Syndicated Finance and Debt Trading. Prior to this Mr Perry was a banking lawyer at both Sherman & Sterling and Allen & Overy. Mr Perry attended Exeter University where he obtained a First Class law degree. He is currently an adjunct lecturer at Exeter University Business School on the MSc FinTech programme. Mr Perry was also a board member of a charity which helps students from underrepresented communities to obtain employment at elite institutions.

Professional experience		
2023 – present	LetterOne	Senior Legal Advisor
2020 – present	University of Exeter Business School	Adjunct Lecturer
2021 – 2023	SEO London (Sponsors for Educational Opportunity, UK-registered charity organisation)	Chief Operating Officer and General Counsel
2007 – 2013	Barclays Wealth and Investment Management	Global General Counsel
2005 – 2007	Amaranth LLC	European General Counsel and COO
2001 – 2005	UBS Investment Bank	– European Head of Compliance (FIRC) (2004 – 2005) – Global Legal Head, Syndicated Finance and Debt Trading (2001 – 2004)
1998 – 2001	Shearman & Sterling LLP	Senior Associate
1993 – 1998	Allen & Overy	Trainee and Associate

Education		
1993	College of Law, London	Legal Practice Course
1992	Exeter University	LLB, Law
1983	Ellesmere College	O levels and A levels

Current and former Board positions	
2017 – 2018	Member of founding team, shareholder and Board director, Kroo

The information in this document is the proprietary and confidential information of VEON. © VEON 2019 6

MICHAEL POMPEO

Former US Secretary of State and Director of CIA;
Chief Executive and Legal Counsel



Mike Pompeo served as US 70th Secretary of State, Director of the Central Intelligence Agency, and was elected to four terms in Congress representing the Fourth District of Kansas. Mike graduated first in his class from the United States Military Academy at West Point in 1986 and served as a cavalry officer in the U.S. Army. Mike left the military in 1991 and then graduated from Harvard Law School, having served as an editor of the Harvard Law Review. Up next was almost a decade leading two manufacturing businesses in South Central Kansas – first in the aerospace industry and then making energy drilling and production equipment.
In 2010, Mike decided to run for Congress. He won and was re-elected three more times to represent South Central Kansas. Becoming America's most senior spy, the Director of the Central Intelligence Agency, was Mike's next chance to champion American values. In 2017, President Donald Trump nominated Mike to become US 70th Secretary of State.

Professional experience		
2024 – present	DYNE Maritime	Strategic Advisor
2023 – present	LetterOne	Senior Legal Advisor
2018 – 2021	US Department of State	US Secretary of State
2017 – 2018	Central Intelligence Agency	Director
2010 – 2017	US House of Representatives	Representative, Kansas's 4th Congressional District
2005 – 2007	Republican National Committee	Kansas Representative
2006 – 2010	Sentry International	President
1998 – 2006	Thayer Aerospace	Founder and CEO
1994 – 1996	Williams & Connolly	Associate
1986 – 1991	US Regular Army	Armor Branch cavalry officer

Education		
1994	Harvard Law School	JD
1986	United States Military Academy, West Point	BS, major in Mechanical Engineering

Current and former Board positions	
2023 – present	Member of the Board, Kyivstar
n/a	Board Member, Orpheum Theatre
n/a	Board Member, Wichita Metro Chamber of Commerce
n/a	Board Member, Young Men's Christian Association

The information in this document is the proprietary and confidential information of VEON. © VEON 2019 7

MICHIEL SOETING

Independent Director and Chairman of Audit and Risk Committee, VEON



Mr. Soeting has 32 years of experience with KPMG, one of the leading audit firms worldwide. While at KPMG, he worked in key locations in the EMEA, ASPAC and the Americas regions, becoming KMPG partner in 1998 and leading some of its largest global advisory and audit clients, including BHP Group, Equinor, LafargeHolcim, Philips Electronics, RD Shell, and Wolters Kluwer. From 2008, Mr. Soeting served as a global head of the KPMG Energy and Natural Resources (ENR) sector, and as a global Chairman of the KPMG ENR Board. From 2009 to 2014, he was a member of the KPMG Global Markets Steering Committee. From 2012 to 2014, Mr. Soeting served as a member of the European Resource Efficiency Platform of the European Commission. From 2019, Mr. Soeting has taken on various oversight roles, in particular, as a member of the Advisory Board of Parker College of Business of Georgia Southern University in the United States and, from January 2021, as a member of the Board of Governors of Reed's Foundation in the United Kingdom. Mr. Soeting graduated from Vrije University of Amsterdam as a Chartered Accountant, where he also completed his Doctoral studies in Economics. He holds an MBA from Georgia Southern University in the United States. In addition, Mr. Soeting is a qualified Chartered Accountant in the United Kingdom.

Professional experience		
2019 – present	Commercial Real Estate	Partner
1987 – 2019	KPMG	– Global Lead Partner, KPMG UK (2002 – 2019) – Member of Global Markets Streeting Committee (2009 – 2014) – Global Head Energy & Natural Resources Sector (2008 – 2016) – Head of Oil and Gas, EMEA (2002 – 2007) – Partner, KPMG Nederland (1996 – 2002)

Education		
2010	ICAEW	Association of Chartered Accountants qualification
2005	INSEAD	Global Leadership Development Program
1986	Vrije Universiteit Amsterdam	Post Doctorate Accountancy; Doctoral
1984	Georgia Southern University	MBA

Current and former Board positions and roles in non-profit organisations	
2023 – present	Independent Director and Chairman of Audit Committee, Serica Energy Plc
2022 – present	Independent Director and Chairman of Audit and Risk Committee, VEON
2020 – present	Governor and Treasurer, Andrew Reed Foundation
2019 – present	Advisory Board Member, Georgia Southern University
2012 – 2014	Member European Resource Efficiency Platform, European Commission

The information in this document is the proprietary and confidential information of VEON. © VEON 2019
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KAAN TERZIOĞLU

CEO and Board Director, VEON



Kaan Terzioglu was Board Member of the GSMA and of the GSMA Foundation, and served on the board of Digicel from 2019-2024. Previously, Mr. Terzioglu held regional and global leadership roles in management consulting, technology and telecoms with Arthur Andersen, CISCO and Turkcell in Belgium, United States and Turkey. In 2019, Mr. Terzioglu received GSMA's "Outstanding Contribution to the Industry" award for his leadership in creating a digital transformation model for the telecoms industry and for his contributions to socially responsible business in telecommunications industry. Mr. Terzioglu holds a Bachelor's Degree in Business Administration from Bogazici University and is also a Certified Public Accountant (Istanbul Chamber of Certified Independent Public Accountants).

Professional experience		
2019 – present	VEON	– Co-COO (2019 – 2020) – Co-CEO (2020 – 2021) – CEO (2021 – present)
2019 – 2021	FastForward.ai	Advisor
2015 – 2019	Turkcell	CEO
1999 – 2012	Cisco Systems	– Vice President Central & Eastern Europe (2005 – 2012) – Vice President (2000 – 2012) – Technology Marketing, Managing Director (1999 – 2005)
1990 – 1999	Andersen	Director
1989 – 1990	Arthur Andersen & Co.	Auditor

Education		
1990	Bogazici Universitesi/ Bosporous University	Business Administration, BS

Current and former Board positions	
2019 and 2023 – present	Board Director, VEON
2019 – 2024	Board Member, Digicel Group
2015 – 2019	Member of the Board, GSMA
2013 – 2015	Supervisory Board member, Abdi Ibrahim Pharmaceuticals
2013 – 2015	Member of Board of Directors, President of Corporate Governance and Risk Management Committees, Member of Audit Committee, Carrefour
2012 – 2015	Member of Board of Directors, Akbank
2012 – 2015	Member of Board of Directors, Aksigorta
2012 – 2015	Member of Board of Directors, Teknosa

The information in this document is the proprietary and confidential information of VEON. © VEON 2019
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